Exhibit 99.5

MOUNTAIN PROVINCE AND KENNADY FILE JOINT CIRCULAR SEEKING SHAREHOLDER APPROVAL OF BUSINESS COMBINATION

Toronto, Ontario (March 9, 2018) – Mountain Province Diamonds Inc. (TSX and NASDAQ: MPVD) ("Mountain Province") and Kennady Diamonds Inc. (TSX-V: KDI) ("Kennady") are pleased to announce that they have filed a joint management information circular (the "Circular") and related proxy materials in advance of their respective special shareholders' meetings seeking approval of, among other things, the Arrangement (as defined herein). The Circular is now in the process of being mailed to the shareholders of Mountain Province and Kennady to provide them with information about both companies and the proposed Arrangement.

On January 28, 2018, Mountain Province and Kennady entered into an arrangement agreement and announced, on January 29, 2018, a proposed business combination pursuant to which Mountain Province will acquire all of the issued and outstanding common shares of Kennady (the "Arrangement"). The Arrangement is expected to be completed by way of a statutory plan of arrangement under the Business Corporations Act (Ontario).

Kennady Meeting

The special meeting of shareholders of Kennady is scheduled to be held at 1:00 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, to approve the Arrangement.

Mountain Province Meeting

The special meeting of shareholders of Mountain Province is scheduled to be held at 2:30 p.m. (Pacific Standard Time) on Monday, April 9, 2018 at the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, Canada V6C 1B4, to approve an ordinary resolution to approve the issuance of Mountain Province shares to be issued to Kennady shareholders, pursuant to the Arrangement.

Your vote is important regardless of the number of shares you own. Mountain Province and Kennady encourage shareholders to read the meeting materials in detail. An electronic copy of the Circular is available on Mountain Province's website at www.mountainprovince.com and on Kennady's website www.kennadydiamonds.com. The Circular is also available on SEDAR under the issuer profiles of both companies at www.sedar.com.

YOUR VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors of Mountain Province and Kennady UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Arrangement

Reasons and Benefits of the Arrangement

Benefits to Mountain Province Shareholders

•	Adds Kennady's 100% owned diamondiferous bodies, which contain indicated resources of 13.62 million carats and inferred resources of 5.02 million carats

○	Kelvin kimberlite – indicated resources of 13.62 million carats at an average grade of 1.60 carats per tonne and average value of US$63 per carat as estimated by bulk samples completed in 2015 and 2016

○	Faraday kimberlites – inferred resources of 5.02 million carats at an average grade of 1.54 carats per tonne and average value of US$98 per carat as estimated by a 2017 bulk sample

○	Size and grade of Kelvin and Faraday add to total number of carats owned by Mountain Province for future production

•	Potential to grow resources at both Kelvin and Faraday, and discover resources at the Doyle and MZ kimberlites

•	Timing is right

○	A potential opportunity exists to partially displace lower-grade ore from Tuzo scheduled in 2023-2025 with higher-grade Kelvin or Faraday resources, should Kennady assets be integrated into the Gahcho Kué joint venture (subject to agreement with Mountain Province's joint venture partner, De Beers)

○	Lead time is required to permit and develop the Kennady assets

○	Will fully control Kennady's 2018 drill program – the 2017 summer drilling program highlighted key opportunities to grow the current Faraday resource, and the 2018 plan is in place to explore other key value enhancing targets

•	Adds 67,164 hectares of highly prospective and 100%-owned exploration ground strategically surrounding the Gahcho Kué mine

•	Benefit of complementary assets held by Mountain Province and Kennady

○	Kennady controls the bulk of the prospective kimberlite belt and Mountain Province owns 49% of the belt's operating mine, creating opportunities to add Kennady assets to the Gahcho Kué joint venture or to advance exploration, building 100%-owned value that can be combined with Gahcho Kué at a later date

○	Potential to significantly reduce pre-production capital expenditures, transportation costs and operating expenses on a combined basis

Benefits to Kennady Shareholders

•	All-share deal allows Kennady's current shareholders to retain ongoing exposure to Kennady's assets as well as gain exposure to Mountain Province's 49% interest in the operating Gahcho Kué mine

•	Gain access to Mountain Province's development, production and marketing expertise and financial strength to enhance the advancement of Kennady's North Project, generating enhanced exploration upside for the combined assets

•	Immediate premium on the Kennady Shares

•	Enhanced liquidity and improved capital markets profile

•	Access to Mountain Province's expertise – potential to mitigate risks relating to any future commercialization of Kennady's mineral properties, including risk of becoming stranded assets

VOTE IS IMPORTANT - PLEASE VOTE TODAY

The Board of Directors of Mountain Province and Kennady UNANIMOUSLY recommend that Shareholders vote IN FAVOUR of the Arrangement

How to Vote

Due to essence of time, shareholders are encouraged to vote today using the internet, telephone or facsimile.

Registered shareholders of Mountain Province and Kennady may vote by:

✔ proxy returned using any of the following methods

Internet	–	www.investorvote.com (enter your 15-digit control number to vote)
Telephone	–	1-866-732-8683 (enter your 15-digit control number to vote)
Facsimile	–	1-866-249-7775 (complete, sign and fax both sides of the form of proxy)
Mail	–	Computershare Investor Services Inc., Toronto Office, Proxy Department, at 100 University Avenue, 8th Floor, Toronto, Ontario, Canada, M5J 2Y1

✔ attending the special shareholders' meeting in person

Non-registered shareholders of Mountain Province and Kennady

Shareholders who hold shares of Mountain Province or Kennady through a bank or other intermediary will have different voting instructions and should carefully follow the voting instructions provided to them. In most cases, non-registered shareholders will receive a voting instruction form as part of the meeting materials. Non-registered shareholders are encouraged to complete, sign and return the voting instruction form in accordance with the instructions on the form. In addition, certain non-registered shareholders of Mountain Province and Kennady may be contacted by Laurel Hill Advisory Group, the proxy solicitation agent, to obtain votes directly over the phone utilizing the Broadridge Financial Solutions Inc.’s QuickVote™ service.

Shareholder Questions

Mountain Province and Kennady Diamond shareholders who have questions about the joint circular or need assistance with voting their shares can contact our proxy solicitation agent, Laurel Hill Advisory Group:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184
Collect Calls Outside North America: 1-416-304-0211
Email: assistance@laurelhill.com

About Mountain Province Diamonds Inc.

Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world's largest new diamond mine, consisting of a cluster of four diamondiferous kimberlites, three of which are being developed and mined under the initial 12 year mine plan.

For further information on Mountain Province please contact:

Mr. David Whittle, Interim President and CEO
161 Bay Street, Suite 1410
Toronto, Ontario M5J 2S1
Phone: (416) 361-3562
E-mail: info@mountainprovince.com

About Kennady Diamonds Inc.

Kennady Diamonds Inc. owns 100% of the Kennady North diamond project located in Canada's Northwest Territories. Kennady North is adjacent to the Gahcho Kué diamond mine. Kennady is focused on expanding its high-grade diamond resources along the Kelvin-Faraday kimberlite corridor, as well as identifying new kimberlites outside of the corridor. To date an indicated resource of 13.62 million carats of diamonds contained in 8.50 million tonnes of kimberlite, with a grade of 1.60 carats per tonne and an average value of US$63 per carat, has been defined for the Kelvin kimberlite and an inferred resource of 5.02 million carats contained in 3.27 million tonnes of kimberlite, with a grade of 1.54 carats per tonne and an average value of US$98 per carat, has been defined for the Faraday kimberlites using a 1mm bottom cutoff size. The Kelvin– Faraday corridor is also a target for further exploration.

For further information on Kennady please contact:

Dr. Rory O. Moore, President and CEO
Phone: (416) 640-1111
Email: investors@kennadydiamonds.com

Scientific and Technical Information and Qualified Persons

The disclosure in this news release of scientific and technical information regarding Kennady's mineral properties has been reviewed and approved by Dr. Tom McCandless, P. Geo., a director of Kennady Diamonds and a "qualified person" under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Disclaimers and Caution Regarding Forward Looking Information

This news release contains certain "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws concerning the business, operations and financial performance and condition of Mountain Province Diamonds Inc. and Kennady Diamonds Inc. (collectively, the "Corporations"). Forward-looking statements and forward-looking information include, but are not limited to, statements with respect to the anticipated benefits of the Arrangement to Mountain Province and Mountain Province Shareholders; the anticipated benefits of the Arrangement to Kennady and Kennady Shareholders; the exchange ratio and value of the Mountain Province Shares being delivered as arrangement consideration; the market capitalization of Mountain Province following the completion of the Arrangement; the timing and receipt of the required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the timing and ability of the Corporations to satisfy the conditions precedent to completing the Arrangement; the anticipated timing for mailing the joint management information circular to the Kennady Shareholders and Mountain Province Shareholders in respect of the matters to be considered by such shareholders at the Kennady Meeting and Mountain Province Meeting, as the case may be, in respect of the Arrangement; the closing of the Arrangement; the timing and receipt of the required stock exchange and regulatory approvals for the Arrangement the length of the current market cycle and requirements for an issuer to survive in the current market cycle; future growth potential of the Corporations and their respective business; future mine development plans; estimated production and mine life of the Corporations' projects; the realization of mineral reserve estimates; the timing and amount of estimated future production; costs of production; the future price of diamonds; the estimation of mineral reserves and resources; the ability to manage debt; capital expenditures; the ability to obtain permits for operations; liquidity; tax rates; strategic plans; future operations; future work programs and objectives; and currency exchange rate fluctuations. Except for statements of historical fact relating to the Corporations, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "anticipates," "may," "can," "plans," "believes," "estimates," "expects," "projects," "targets," "intends," "likely," "will," "should," "to be", "potential" and other similar words, or statements that certain events or conditions "may", "should" or "will" occur, including, without limitation, that all conditions precedent to the transaction will be met and the realization of the anticipated benefits derived therefrom for shareholders of the Corporations and the view on (i) the quality and the potential of the Corporations' assets, (ii) the consideration offered to Kennady's shareholders, and (iii) the potential of the combined entity. Forward-looking statements are based on the opinions and estimates of management of each of the Corporations at the date the statements are made, and are based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Many of these assumptions are based on factors and events that are not within the control of the Corporations, there is no assurance they will prove to be correct and are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements.

These forward-looking statements are based on reasonable assumptions and estimates of management of Mountain Province and Kennady, as the case may be, at the time such statements were made. Actual future results may differ materially as forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Mountain Province or Kennady, as the case may be, to materially differ from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors, among other things, include: satisfaction or waiver of all applicable conditions to closing of the Arrangement (including receipt of all necessary shareholder, court, stock exchange and regulatory approvals or consents and the absence of material changes with respect to the parties and their respective businesses, all as more particularly set forth in the arrangement agreement between Mountain Province and Kennady dated January 28, 2018); the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets and the market price of Mountain Province Shares and Kennady Shares; change in national and local government, legislation, taxation, controls, regulations and political or economic developments; variations in ore grade or recovery rates; changes in market conditions; changes in project parameters; mine sequencing; production rates; cash flow; risks relating to the availability and timeliness of permitting and governmental approvals; supply of, and demand for, diamonds; fluctuating commodity prices and currency exchange rates; the possibility of project cost overruns or unanticipated costs and expenses; labour disputes and other risks of the mining industry; and failure of plant, equipment or processes to operate as anticipated.

Although the Corporations have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Corporations undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered as the property is developed. Further, the Corporations may make changes to their respective business plans that could affect results. The principal assets of Mountain Province are administered pursuant to a joint venture under which Mountain Province is not the operator. Mountain Province is exposed to actions taken or omissions made by the operator within its prerogative and/or determinations made by the joint venture under its terms. Such actions or omissions may impact the future performance of Mountain Province and the combined company. Under its current note and revolving credit facilities Mountain Province is subject to certain limitations on its ability to pay dividends on common stock. The declaration of dividends is at the discretion of Mountain Province's Board of Directors, subject to the limitations under the its debt facilities, and will depend on Mountain Province's financial results, cash requirements, future prospects, and other factors deemed relevant by its board.

Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Except as required by law, Kennady and Mountain Province assume no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change, except as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

No stock exchange, securities commission or other regulatory authority has approved or disapproved of the information contained herein. This news release is not an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.